REVISED SCHEDULE A

to the

ADVISORY AGREEMENT DATED JUNE 12, 2015

between

EXCHANGE LISTED FUNDS TRUST

and

EXCHANGE TRADED CONCEPTS, LLC

The Trust will pay to the Adviser as compensation for the Adviser’s services rendered, a fee, computed daily at an annual rate based on the average daily net assets of the respective Fund in accordance with the following fee schedule:

Fund	Rate	Effective Date
Horizons S&P 500®Covered Call ETF	65 bps	June 12, 2015
Gavekal Knowledge Leaders Emerging Markets ETF	95 bps	July 7, 2015
Gavekal Knowledge Leaders Developed World ETF	75 bps	July 7, 2015
The WEAR ETF	85 bps	[ ], 2016